K&L Gates llp Hearst Tower, 47th Floor 214 North Tryon Street Charlotte, NC 28202 t 704.331.7400 www.klgates.com
October 26, 2010
VIA EDGAR AND FACSIMILE (703-813-6980)
H. Christopher Owings
Assistant Director
Mail Stop 3561
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Primo Water Corporation Amendment No. 8 to Registration Statement on Form S-1 Filed October 18, 2010 File No. 333-165452
Dear Mr. Owings:
     On behalf of our client Primo Water Corporation (the “Company”), this letter is in response to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated October 21, 2010 addressed to the Company with respect to the above-referenced filing. For your convenience of reference, we have included the Staff’s comment below in bold text with the Company’s response to such comment following.
Underwriting, page 153
1.	We note your added disclosure that Mr. Prim will use all after-tax cash proceeds received in connection with redemption of his Series B preferred stock to purchase additional shares of common stock from the underwriters in this offering at the initial public offering price per share, and that he would receive approximately $2.6 million in gross pre-tax proceeds upon redemption of this Series B preferred stock. Under the Underwriting section, please describe this transaction in greater detail, include when Mr. Prim plans to purchase these shares. Also disclose whether this transaction is reflected in the underwriting agreement and whether the shares would be subject to a lock-up agreement. Finally, please provide your analysis of the applicability of Regulation M of the Exchange Act to this transaction.
     We respectfully advise the Staff that pursuant to the terms of the Company’s Fifth Amended and Restated Certificate of Incorporation, the Company has the right exercisable in its sole discretion at the time of its initial public offering to redeem up to 50% of its outstanding shares of Series B preferred stock

H. Christopher Owings
October 26, 2010

for cash on a pro rata basis. All shares of Series B preferred stock not redeemed will be converted into shares of common stock at the closing of the Company’s initial public offering. If the Company exercises its right to redeem shares of Series B preferred stock, it intends to redeem such shares at the closing of the initial public offering. As currently disclosed in the Registration Statement, to the extent the Company redeems shares of Series B preferred stock, Mr. Prim intends to use the after-tax portion of the cash proceeds he receives to purchase shares of the Company’s common stock from the underwriters in the offering at the initial public offering price per share. Such shares are anticipated to represent approximately 2% of the shares (not including the over-allotment option) being offered in the offering. Any shares of common stock purchased by Mr. Prim will be acquired for his own investment purposes and will be subject to the 180-day lock-up arrangement with the underwriters in the initial public offering. The purchase of shares by Mr. Prim in the offering is not required by the underwriting agreement with the underwriters for the offering, and Mr. Prim will not be a party to that agreement.
     The Company has reviewed Item 508 of Regulation S-K and does not believe that disclosure of Mr. Prim’s purchase of shares of common stock is required by or called for under this Item (including Item 508(c) thereof, “Other Distributions”) in the “Underwriting Section” of the Registration Statement. The Company notes that it has disclosed Mr. Prim’s intention to purchase shares of common stock using the after-tax cash proceeds from any redemption of his shares of Series B preferred stock in “Related Party Transactions” and “Description of Capital Stock” on pages 134 and 142 of the Registration Statement. Given that Mr. Prim’s purchase of shares of common stock is not required by the underwriting agreement with the underwriters for the offering and that Mr. Prim is not a party to that agreement, the Company does not believe that disclosure of Mr. Prim’s proposed purchase is required in the “Underwriting” section of the prospectus. Indeed, we believe that inclusion of such information in the “Underwriting” section would be potentially confusing to investors as it may suggest a contractual relationship between Mr. Prim and the underwriters that does not exist. Accordingly, we respectfully submit that the disclosure of Mr. Prim’s intention to use his after-tax proceeds from the redemption of his Series B preferred stock to purchase shares of common stock in the offering in the “Related Party Transactions” and “Description of Capital Stock” sections on pages 134 and 142 of the Registration Statement should be sufficient and that no additional disclosure of this matter in the “Underwriting” section is required.
     The Company believes that Mr. Prim’s purchase of shares of common stock in the manner described above is permissible under Regulation M promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Regulation M governs the activities of underwriters, issuers and certain others in connection with offerings of securities and is generally intended to preclude manipulative conduct by persons with an interest in the outcome of an offering. Mr. Prim is not an associated person of the underwriters or other distribution participants for the offering, but is an “affiliated purchaser” of the Company. Accordingly, Mr. Prim’s purchase of common stock would fall under Rule 102 of Regulation M (and not Rule 101).
     Footnote 95 accompanying the discussion of Rule 102(b)(5) in the Commission’s 1996 adopting release related to Regulation M (Release No. 33-7375) (the “Regulation M Adopting Release”) expressly provides that “Regulation M does not preclude affiliates of an issuer (e.g., officers or directors) from purchasing securities in the offering.” Moreover, the text accompanying footnote 20 of the Regulation M Adopting Release provides with respect to the definition of “completion of participation in a distribution” that “[c]onsistent with an interpretation of Rule 10b-6, securities acquired in a distribution for investment

H. Christopher Owings
October 26, 2010

purposes by anyone participating in the distribution, or any affiliated purchaser, are considered to be distributed.”
     The Staff of the Division of Trading and Markets has provided guidance consistent with the Commission’s view expressed in the Regulation M Adopting Release. Staff Legal Bulletin No. 9 (“SLB 9”) contains the following Question and Answer:
Affiliated Purchasers

Q: Are affiliated purchasers of the issuer, a selling security holder, or of a distribution participant permitted to purchase the issuer’s securities that are being distributed?

A: Yes. The definition of “completion of participation in a distribution” clarifies that affiliated purchasers of an issuer, a selling security holder, or of a distribution participant may purchase in the distribution, provided that the securities are acquired for investment purposes. However, consideration may need to be given to other requirements, depending on the nature of the offering or the extent of purchases. For example, disclosure in the registration statement may be necessary, if information regarding such purchases would be material to investors’ decision to buy in the offering. Also, affiliated purchasers must comply with the requirements under Exchange Act Rule 10b-9 if applicable to the offering and the Free-Riding and Withholding Interpretation, IM-2110-1 (Interpretation) contained in National Association of Securities Dealers, Inc. (“NASD”) Conduct Rule 2110, if the offering involves a “hot issue” [the “Free-Riding and Withholding Interpretation”].
     The Company believes that Mr. Prim’s purchase of shares in the manner described above is consistent with this interpretation. In particular, the Company notes that:
•	Mr. Prim will be purchasing for his own investment purposes as evidenced by the fact that the lock-up arrangements with the underwriters will require him to hold any shares of common stock purchased for at least six months after the initial public offering;

•	The Company has provided appropriate disclosure in the Registration Statement related to Mr. Prim’s intention of purchasing shares using the after-tax cash proceeds received upon the redemption of his Series B preferred stock;

•	Rule 10b-9 under the Exchange Act is not applicable to the offering because the shares are being sold on a firm commitment basis; and

•	Mr. Prim is not an associated person of a broker-dealer or other “restricted person” as defined in FINRA Rule 5130 (the successor rule to the Free-Riding and Withholding Interpretation) and should be permitted to be allocated shares by participating FINRA members in the offering.
     In light of the foregoing, the Company believes that its current disclosure in the Registration Statement is sufficient and appropriate and does not believe any further amendment to the Registration Statement relating to this issue is necessary.

H. Christopher Owings
October 26, 2010

     As discussed in our letter dated October 18, 2010, the Company does intend to prepare and file an amendment to the Registration Statement to include the final signed audit report and the final signed consent of McGladrey & Pullen, LLP after the Company effects its anticipated 1-for-10.435 reverse stock split. The Company anticipates this Amendment No. 9 to the Registration Statement would be filed on or about Wednesday, November 3 prior to an anticipated effectiveness of the Registration Statement after the close of the market on Thursday, November 4. The Company would also update the disclosure in Amendment No. 9 to reflect the Company’s shares of common stock having been approved for listing on the Nasdaq Global Market.
     Please call me at (704) 331-7406 at your earliest convenience to discuss the foregoing as well as our proposed timing related to filing Amendment No. 9 to the Registration Statement.
Very truly yours,
/s/ Sean M. Jones
Sean M. Jones

cc:	Lilyanna L. Peyser, Attorney Advisor (Securities and Exchange Commission) Mark Castaneda (Primo Water Corporation) D. Scott Coward (K&L Gates LLP) Rachel W. Sheridan (Latham & Watkins LLP)